RESTATED CERTIFICATE OF INCORPORATION

OF

DIGITALLY IMPORTED, INC.

Section 1: The name of the corporation is: Digitally Imported, Inc.

Section 2: The corporation is formed for the following purpose or purposes: To engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law (the "Business Corporation Law"), provided that the corporation is not formed to engage in any lawful act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

Section 3: The office of the corporation is to be located in New York County, State of New York.

Section 4: The aggregate number of Class A voting shares which the corporation shall have authority to issue is Twenty Million (20,000,000), par value of $0.001, of which 11,465,192 are the issued and outstanding formerly classified as voting common shares.

Section 5: The aggregate number of Class B non-voting shares which the corporation shall have authority to issue is Twenty Million (20,000,000), par value of $0.001.

Section 6: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address to which the Secretary of State shall mail a copy of any such process is: Digitally Imported Inc., 383 Corona Street, Suite 310, Denver, Colorado 80218.

Section 7: No holder of any of the shares of the corporation shall, as such holder, have any preemptive right to purchase or subscribe for any shares which may at any time be sold or offered for sale by the corporation.

Section 8: Any shareholder action may be taken without a meeting if written consent to the action is signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 9: The corporation shall, to the fullest extent legally permissible under the provisions of Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him or her in connection with any action, suit or other proceeding in which he or she may be involved or with which he or she may be threatened, or other matters referred to in or covered by said provisions both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or resolution adopted by the shareholders entitled to vote thereon after notice.

Section 10: The personal liability of all of the directors of the corporation is hereby eliminated to the fullest extent allowed as provided by the Business Corporation Law, as the same may be supplemented and amended.

Section 11: The period of duration of the corporation shall be perpetual.

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IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been subscribed this 15th day of August, 2017, by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

Shohat

Gregory Ari Shohat
Chief Executive Officer

Address:
383 Corona Street, Suite 310
Denver, Colorado 80218

RESTATED CERTIFICATE OF INCORPORATION

of

DIGITALLY IMPORTED, INC.

Pursuant to Section 807 of the Business Corporation Law

Filed by: Robert C. Roth, Jr., Esq.
Kutak Rock LLP
1801 California Street
Suite 3000
Denver, Colorado 80202
Phone: (303) 297-2400
Fax: (303) 292-7799
Email: robert.roth@kutakrock.com